Exhibit 99.1

Draganfly Receives Order for Critical Lifesaving Drones from Revived Soldiers Ukraine for Immediate Deployment to Ukraine

Draganfly, through its channel partner Coldchain Delivery Systems, has received an initial order for its proprietary Medical Response and Search and Rescue Drones for immediate deployment to Ukraine

Spring Branch, TX. March 22, 2022 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, announced today that it has received an order for the Company’s Medical Response and Search and Rescue Drones from Coldchain Delivery Systems, LLC (“Coldchain Delivery Systems”) for immediate deployment with Revived Soldiers Ukraine (“RSU”).

Draganfly will provide an immediate combined total of 10 North American-made Medical Response and Search and Rescue Drones. In addition, Draganfly will be donating three drone systems to RSU. The total initial order size (subject to conditions) is up to 200 units.

Iryna Vashchuk Discipio, President of RSU, was recently awarded the Order of Princess Olga by Ukrainian President Volodymyr Zelenskyy. The Ukrainian civil decoration is bestowed on women for their achievements in state, production, scientific, educational, cultural, charity, and other social activities.

Draganfly’s Medical Response and Search and Rescue Drones are manufactured in North America to help ensure the integrity of the Company’s hardware and the security of a user’s data. The Company’s Medical Response Drones will be equipped with an innovative temperature-managed Medical Response Payload Box. Draganfly’s payload box can transport up to 35 pounds of medical supplies, including blood, pharmaceuticals, insulin/medicines, vaccines, water, and wound care kits. It is also uniquely top-mounted to make deliveries safer and more accessible.

Founded in 2006, Coldchain Delivery Systems is a leader in time and temperature-sensitive medical materials. The organization has extensive experience developing shipping systems, supplying thermal shippers, creating shipping protocols, and managing pharmaceuticals, supplies, and emergency asset materials.

“We are extremely honored to work with RSU and Coldchain Delivery Systems to support those affected by the ongoing crisis in Ukraine. Draganfly has a long and proud history of supporting EMS services and humanitarian aid operations globally. Our Medical Response and Search and Rescue Drones will help RSU deliver critical supplies, equipment, and visual oversight,” said Cameron Chell, CEO of Draganfly.

“Brave Ukrainians continue to fight for freedom, democracy, and the fundamental values and principles of Western civilization. There is an urgent need for medical supplies and equipment in several dangerous and hard-to-reach areas. Draganfly’s Medical Response and Search and Rescue Drones will play a crucial role in ensuring that those affected have access to the aid they require,” said Iryna Vashchuk Discipio, President of RSU.

“The entire team at Coldchain Delivery Systems is focused on providing as much support as possible to the people of Ukraine during this incredibly difficult time,” said Wayne Williams, Founder and Executive Director of Coldchain Delivery Systems. “We look forward to working with Draganfly and RSU to ensure the timely delivery of temperature-sensitive medical supplies including blood, medicine, and vaccines to those in need. We are confident that Draganfly’s specialized Search and Rescue Drones combined with their Medical Response Drones will prove to be incredibly effective in this situation.”

Founded in 2015, RSU is a top Ukrainian non-profit organization dedicated to providing aid to the people of Ukraine. The organization’s programs are focused on medical response and rehabilitation of injured soldiers. To support those affected by the ongoing conflict in Ukraine, RSU recently purchased 10 ambulances and 11 cars. Now, Draganfly’s Medical Response Drones and Search and Rescue Drones will be used to access hotspots and provide humanitarian aid within major Ukrainian cities, including Kyiv and Kharkiv. Additionally, the organization has allocated more than US$19 million toward supplies for the Ukrainian civilians and hospitals.

Over the past six years, RSU has developed a logistical network in Ukraine and the United States to deliver essentials in the shortest possible time. The organization has received support from several medical facilities in the U.S., including Yale, Cleveland Clinic, Metro Health, Mass General / Harvard, USC, Orlando Prosthetics and Orthotics Associates, Wills Eye Hospital, Brooks Rehabilitation Center, and Miami University.

RSU has more than 300 volunteers across Ukraine and the U.S. Currently, ten full-time staff members are on the ground in Ukraine, and the organization is looking to purchase more of Draganfly’s drones to scale up its response. To support the work of Revived Soldiers Ukraine; please click here to donate.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 20 years, Draganfly is an award-winning industry leader serving the public safety, public health, mining, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/equity/draganfly-inc-1 .

Media Contact

Arian Hopkins

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

About Revived Soldiers Ukraine

Revived Soldiers Ukraine is a non-profit organization dedicated to providing aid to the people of Ukraine in support of their fundamental human rights and medical rehabilitation of Ukrainian soldiers.

With the help of committed supporters, the organization can continue to assist families and soldiers in Ukraine. We retain the right to use no more than 10% of the funds for operational costs.

For more information, visit https://www.rsukraine.org/.

Media Contact:

info@rsukraine.org

About Coldchain Delivery Systems

Coldchain Delivery Systems is the leader in time and temperature-sensitive medical material management integrating proven systems with the documentation fundamental to accreditation and effective Quality Control Systems. Coldchain Delivery Systems’ remote monitoring system, pre-qualified thermal shippers, inventory control, fulfillment, and QAQC solutions ensure the Integrity and Security of its client’s product.

For more information, visit: https://coldchain-tech.com/.

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, ”intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the initial order for the Company’s Medical Response and Search and Rescue Drones from Coldchain Delivery Systems. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on the Company’s business, operations and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.